Robert W. Sweet, Jr.
Boston Office
617.832.1160
rsweet@foleyhoag.com
January 30, 2007
United States Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549-0303
Mail Stop 4561
Attention: Mark P. Shuman, Branch Chief — Legal

Re:	Art Technology Group, Inc.; Registration Statement on Form S-3; File No.
333-139205; Annual Report on Form 10-K for the year ended December 31, 2005
Dear Mr. Shuman:
     Set forth below, on behalf of our client Art Technology Group, Inc., or ATG, are responses to the comments of the Staff on the above filings in your letter dated December 22, 2006.
Form S-3
Selling Stockholders, page 2
1.	Please identify the natural person or persons who exercise voting and/or dispositive power over the shares held of record by all non-natural persons. For example, but without limitation, it does not appear that you disclose the natural person or persons who exercise voting and/or dispositive power over Trinity SBIC, Cloquet Capital Partners, Epoch Holdings and Teleglobe America. See Rule 13d-3, by analogy, Item 507 of Regulation S-B, Interpretation I.60 of the Division of Corporation Finance’s telephone Interpretations manual of July 1997, and Interpretation 4S of the Regulation S-K section of the supplement to the Division of Corporation Finance’s telephone interpretation manual of March 1999. Alternatively, advise whether you plan to include this natural person disclosure in a prospectus supplement following effectiveness.
Response to Comment 1:
By Amendment No. 1 to the Registration Statement on Form S-3 (“Amendment No. 1”) the registrant has included under the heading “Selling Stockholders”

United States Securities and Exchange Commission
January 30, 2007

information provided by the selling stockholders concerning the natural person or persons who exercise voting and/or dispositive power over the shares held of record by any selling stockholder that is not a natural person.
2.	Please advise whether any of your selling stockholders are broker-dealers or affiliates of broker-dealers. If any of the selling stockholders are broker-dealers and they acquired shares otherwise than as compensation for investment banking services, please revise your disclosure to specifically name them as underwriters.
Response to Comment 2:
Based on information supplied by the selling stockholders, we understand that no selling stockholder is a registered broker-dealer. However, one selling stockholder is an affiliate of a broker-dealer, as indicated in Amendment No. 1 and further discussed in response 3 below.
3.	If any of your selling stockholders are affiliates of registered broker-dealers, please revise your prospectus to state whether the sellers purchased in the ordinary course of business, and whether at the time of the purchase of the securities to be resold, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.
Response to Comment 3:
Based on information supplied by the selling stockholders, we understand that one selling stockholder, Marvin McIntyre, is an affiliate of a broker-dealer. Based on the information provided by Mr. McIntyre, his shares were acquired in the ordinary course as a personal investment, and he had no agreements or understandings, directly or indirectly, with any person to distribute the securities, as indicated under the heading “Selling Stockholders” in Amendment No. 1. Mr. McIntyre acquired his shares from eStara as an investor, among other investors, in three different private placements that eStara made between 2001 and 2003 related to its Series C-1, Series C-2 and Series E Preferred Stock. Mr. McIntyre never served as an employee or director of eStara.
Plan of Distribution, page 4
4.	We note that you indicate that the selling shareholders may engage in short sales. Supplementally confirm that you are aware and the selling shareholders are aware of Telephone Interp. A. 65 (July 1997) on this matter, which is publicly available on our website.
Response to Comment 4:
We hereby confirm that the registrant is aware of Telephone Interp. A. 65 (July 1997), and that the registrant has notified each selling stockholder that it is the

United States Securities and Exchange Commission
January 30, 2007

view of the Staff, as set forth in Interp. A. 65, that it would constitute a violation of Section 5 of the Securities Act of 1933, as amended, for a selling stockholder to effect a short sale “against the box” prior to effectiveness of the Registration Statement and to cover the short sale with registered shares after the effective date.
5.	We note that you disclose that the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. Please revise to more completely describe the types of hedging transactions that your selling stockholders may enter into and explain any potential application and restrictions placed on these activities by Regulation M.
Response to Comment 5:
The disclosure under “Plan of Distribution” in the Registration Statement has been revised to delete any reference to hedging transactions with broker-dealers or other financial institutions.
Form 10-K for the fiscal year ended December 31, 2005
Item 9A. Controls and Procedures, page 77
6.	You disclose that your disclosure controls and procedures were “(1) designed to ensure that material information relating to our company, including our consolidated subsidiaries, is made known to our chief executive officer and chief financial officer by others within those entities, particularly during the period in which this report was being prepared and (2) effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.” However, Item 307 requires that your principal executive officer and principal financial officer evaluate the effectiveness of your disclosure controls and procedures as defined by paragraph (e) of 13a-15 or 15d-15. In this regard, your text does not disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of Art Technology’s disclosure controls and procedures as required. Accordingly, tell us whether Art Technology’s disclosure controls and procedures were effective as defined in the above referenced rules as of the end of the period covered by your 10-K for the fiscal year ended December 31, 2005 and confirm that Art Technology will evaluate its disclosure controls and procedures required by these rules in all future reports.
Response to Comment 6:

United States Securities and Exchange Commission
January 30, 2007

The disclosure in Item 9A, Controls and Procedures, of the registrant’s Annual Report on Form 10-K for the year ended December 31, 2005 appearing on page 77 and cited by the Staff includes the statement that [our] chief executive officer and chief financial officer concluded that as of December 31, 2005, our disclosure controls and procedures were:
“effective, in that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.”
The final sentence of section 1 of Item 9A further states that:
“[Our] Chief Executive Officer and Chief Financial Officer concluded that, as of [December 31, 2005], our disclosure controls and procedures were effective at the reasonable assurance level.”
We respectfully submit that these disclosures satisfy the requirement of Item 307 of Regulations S-K to disclose the conclusions of the cognizant officers regarding the effectiveness of the registrant’s disclosure and procedures.
Specifically, the registrant confirms to the Staff that its management, with the participation of its chief executive officer and chief financial officer, conducted the evaluation of the registrant’s disclosure controls and procedures that is required by paragraph (b) of Rules 13a-15 and 15d-15, and concluded that the registrant’s disclosure controls and procedures were effective.
However, to avoid any possible ambiguity, the registrant will in future filings either: (a) state that its disclosure controls and procedures are “effective,” without further commentary, or (b) if any explanation of the concept of effectiveness is to be provided, recite in full, and verbatim, all the criteria set forth in paragraph (d) of Rules 13a-15 and 15d-15.
7.	We note that this report does not provide the disclosure required by Item 308(c) of Regulation S-K, regarding changes in internal control over financial reporting that occurred during Art Technology’s last fiscal quarter. Please advise us of the basis for your belief that the filings complies with Rule 12b-13. In this regard, please revise whether Art Technology had any change in its internal control over financial reporting that occurred during the fourth quarter of fiscal 2005 that has materially affected, or is reasonably likely to materially affect its internal control over financial reporting. Further, provide us with a representation that the company will disclose the information required by Item 308(c) of Regulation S-K in all applicable future filings.
Response to Comment 7:

United States Securities and Exchange Commission
January 30, 2007

The registrant confirms supplementally that no change in the registrant’s internal control over financial reporting occurred during the quarter ended December 31, 2005 that materially affected, or was reasonably likely to materially affect, its internal control over financial reporting, such as would be required to be disclosed under Item 308(c) of Regulation S-K. However, we note the Staff’s reference to the requirement in Rule 12b-13 that, if the answer to a specified item is inapplicable or in the negative, an appropriate statement to that effect will be made, and will comply in future filings, where applicable.
8.	We note your statement that “In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable and not absolute, assurance that the objectives of the control system will be met. In addition, the design of any control system is based in part upon certain assumptions about the likelihood of future events and the application of judgment in evaluating the cost-benefit relationship of possible controls and procedures.” Please confirm that if you continue to provide this disclosure in your future reports that you will disclose, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures and related disclosure in your future reports. Please refer to II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at www.sec.gov.
Response to Comment 8:
See Response to Comment 6, above. The disclosure in section 1 of Item 9A of the Form 10-K included a statement of management’s conclusion that the registrant’s disclosure controls and procedures were effective at the reasonable assurance level. The registrant confirms supplementally that, to the extent that it includes in future filings any similar discussion of the level of assurance inherent in the concept of disclosure controls and procedures, as defined in paragraph (d) of Rule 13a-15 and 15d-15, it will provide an explicit statement of management’s conclusions as to whether the registrant’s disclosure controls and procedures were both designed and effective to achieve the stated level of assurance. Alternatively, the registrant will omit the referenced discussion of the level of assurance.
     ATG has filed today Amendment No. 1 to its Registration Statement on Form S-3. A marked copy of Amendment No. 1, reflecting the amendments described in

United States Securities and Exchange Commission
January 30, 2007

responses 1, 2, 3 and 5 above, along with a copy of this letter, will be delivered to Jeffrey B. Werbitt, for the convenience of the Staff.
     Please direct any questions concerning Amendment No. 1 or this response letter to the undersigned at (617) 832-1160.
     Thank you for your continued courtesy and consideration.

Very truly yours,
/s/ Robert W. Sweet, Jr.

Robert W. Sweet, Jr.

RWS:bjv

cc:	Robert D. Burke
John D. Patterson, Jr.